SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Metals USA, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

591324 20 7
(CUSIP Number)

George R. Bason, Jr.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
(212) 450-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2004
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591324 20 7	13D	Page 2 of 29 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citadel Investment Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,675,446 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,675,446 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,675,446 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2% (See Item 5)
14	TYPE OF REPORTING PERSON* OO; HC

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 591324 20 7	13D	Page 3 of 29 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GLB Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,675,446 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,675,446 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,675,446 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2% (See Item 5)
14	TYPE OF REPORTING PERSON* PN; HC

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 591324 20 7	13D	Page 4 of 29 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citadel Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,675,446 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,675,446 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,675,446 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2% (See Item 5)
14	TYPE OF REPORTING PERSON* PN; HC

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 591324 20 7	13D	Page 5 of 29 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citadel Wellington Partners L.P. SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,675,446 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,675,446 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,675,446 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2% (See Item 5)
14	TYPE OF REPORTING PERSON* PN; HC

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 591324 20 7	13D	Page 6 of 29 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citadel Wellington Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,675,446 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,675,446 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,675,446 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2% (See Item 5)
14	TYPE OF REPORTING PERSON* PN; HC

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 591324 20 7	13D	Page 7 of 29 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citadel Kensington Global Strategies Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,675,446 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,675,446 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,675,446 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2% (See Item 5)
14	TYPE OF REPORTING PERSON* CO; HC

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 591324 20 7	13D	Page 8 of 29 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citadel Distressed and Credit Opportunity Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,675,446 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,675,446 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,675,446 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2% (See Item 5)
14	TYPE OF REPORTING PERSON* CO; HC

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 591324 20 7	13D	Page 9 of 29 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citadel Jackson Investment Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,675,446 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,675,446 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,675,446 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2% (See Item 5)
14	TYPE OF REPORTING PERSON* CO; HC

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 591324 20 7	13D	Page 10 of 29 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citadel Equity Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,675,446 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,675,446 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,675,446 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2% (See Item 5)
14	TYPE OF REPORTING PERSON* CO

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 591324 20 7	13D	Page 11 of 29 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citadel Credit Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,675,446 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,675,446 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,675,446 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2% (See Item 5)
14	TYPE OF REPORTING PERSON* CO

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 591324 20 7	13D	Page 12 of 29 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,675,446 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,675,446 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,675,446 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2% (See Item 5)
14	TYPE OF REPORTING PERSON* IN; HC

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the Common Stock, no par value (the “Shares”), of Metals USA, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at Three Riverway, Suite 600, Houston, Texas 77056.

Item 2. Identity and Background.

     The names of the persons filing this statement are (i) Citadel Investment Group, L.L.C., a Delaware limited liability company (“CIG”), (ii) GLB Partners, L.P., a Delaware limited partnership (“GLB”), (iii) Citadel Limited Partnership, an Illinois limited partnership (“CLP”), (iv) Citadel Wellington Partners L.P. SE, a Delaware limited partnership (“CWPSE”), (v) Citadel Wellington Partners L.P., an Illinois limited partnership (“CWP”), (vi) Citadel Kensington Global Strategies Fund Ltd., a Bermuda company (“CKGSF”), (vii) Citadel Distressed and Credit Opportunity Fund Ltd., a Cayman Islands company (“CDCOF”), (viii) Citadel Jackson Investment Fund Ltd., a Cayman Islands company (“CJIF”); (ix) Citadel Equity Fund Ltd., a Cayman Islands company (“CEF”), (x) Citadel Credit Trading Ltd., a Cayman Islands company (“CCT”) and (xi) Kenneth Griffin, an individual. CIG, GLB, CLP, CWPSE, CWP, CKGSF, CDCOF, CJIF, CEF, CCT and Mr. Griffin shall collectively be referred to as the “Reporting Persons.”

     CIG provides administrative and management services to its affiliated entities. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CIG is set forth in Schedule A hereto and is incorporated herein by reference. CIG is the general partner of GLB. GLB is the general partner of CLP.

     CLP provides investment advisory services to investment funds. CLP is the general partner of CWP and CWPSE and, in that capacity, makes all of the investment decisions for CWP and CWPSE. CLP is also the investment advisor for CKGSF, CDCOF, CJIF, CEF and CCT and makes all of the investment decisions for such entities.

     CWP, CWPSE and CKGSF each invest in investment funds for their own account. CWP, CWPSE and CKGSF collectively own 100% of CEF. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CKGSF is set forth in Schedule B hereto and is incorporated herein by reference.

     CDCOF and CJIF invest in investment funds for their own account. CDCOF owns 100% of CCT directly and indirectly through its wholly owned subsidiary, CJIF. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CDCOF is set forth in Schedule C hereto and is incorporated herein by reference. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CJIF is set forth in Schedule D hereto and is incorporated herein by reference.

     CEF and CCT purchase, hold and sell securities and other investment products. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CEF is set forth in Schedule E hereto and is incorporated herein by reference. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CCT is set forth in Schedule F hereto and is incorporated herein by reference.

     Mr. Griffin is the President and Chief Executive Officer of CIG and owns a controlling interest in CIG. Mr. Griffin is a citizen of the United States of America.

     The principal business address and the principal office of each of the Reporting Persons is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

     During the last five years, none of the Reporting Persons, or to the best of each Reporting Persons’ knowledge, any of the persons listed on Schedules A-F attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      Not applicable.

Item 4. Purpose of Transaction.

     The Reporting Persons previously filed a statement on Schedule 13G, dated February 13, 2003, and an amendment to such statement, dated February 12, 2004, pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Shares. On February 12, 2004, a representative of the Reporting Persons discussed with representatives of the Issuer a request for representation on the Board of Directors of the Issuer. On February 13, 2004, a representative of the Issuer indicated that the Issuer was prepared to nominate two candidates proposed by the Reporting Persons to serve on the Board of Directors of the Issuer. As a result, the Reporting Persons are required to file this statement on Schedule 13D pursuant to Rule 13d-1(e)(1) under the Exchange Act.

     The Reporting Persons received the Shares pursuant to the Issuer’s reorganization and are holding the Shares for investment. The Reporting Persons intend to review from time to time the Issuer’s business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Reporting Persons may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions, through a public offering or otherwise.

     Except as set forth above, none of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) For the purpose of Rule 13d-3 promulgated under the Exchange Act, as a result of the relationships described in Item 2, the Reporting Persons each may be deemed to beneficially own 4,675,446 Shares, representing approximately 23.2% of the outstanding Shares of the Issuer (based on 20,154,710 Shares issued and outstanding as of October 24, 2003 plus warrants to acquire 7,305 Shares). Of these Shares, 7,305 represent Shares that may be acquired upon the exercise of warrants that may be deemed to be beneficially owned by each Reporting Person.

     CEF directly owns 3,258,815 Shares, representing approximately 16.2% of the outstanding Shares of the Issuer (based on 20,154,710 Shares issued and outstanding as of October 24, 2003 plus warrants to acquire 7,305 Shares). Of these Shares, 5,114 represent Shares that CEF has a right to acquire upon the exercise of warrants directly owned by it.

     CCT directly owns 1,416,631 Shares, representing approximately 7.0% of the outstanding Shares of the Issuer (based on 20,154,710 Shares issued and outstanding as of October 24, 2003 plus warrants to acquire 7,305 Shares). Of these Shares, 2,191 represent Shares that CCT has a right to acquire upon the exercise of warrants directly owned by it.

     Except as set forth in this Item 5(a), none of the Reporting Persons, or, to the best of its knowledge, any persons named in Schedules A-F hereto owns beneficially any Shares.

     (b) As a result of the relationships described in Item 2, each of the Reporting Persons may be deemed to have shared power to vote or to direct the vote or shared power to dispose or direct the disposition of 4,675,446 Shares.

     (c) None of the Reporting Persons, or to the best of each Reporting Persons’ knowledge, any of the persons listed on Schedules A-F attached hereto, has effected any transaction in the Shares during the past 60 days.

      (d) Inapplicable.

      (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Reporting Persons have entered into a Joint Filing Agreement (a copy of which is filed as Exhibit 1 hereto and incorporated by reference herein) regarding the filing of this statement.

     Except for such Joint Filing Agreement, to the best knowledge of each Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits.

      Exhibit 1: Joint Filing Agreement among the Reporting Persons.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2004

CITADEL INVESTMENT GROUP, L.L.C.

By:	/s/ Adam C. Cooper

Adam C. Cooper, Senior Managing
Director and General Counsel

GLB PARTNERS, L.P.

By:	Citadel Investment Group, L.L.C.,
its General Partner

By:	/s/ Adam C. Cooper

Adam C. Cooper, Senior Managing
Director and General Counsel

CITADEL LIMITED PARTNERSHIP

By:	GLB Partners, L.P.,
its General Partner

By:	Citadel Investment Group, L.L.C.,
its General Partner

By:	/s/ Adam C. Cooper

Adam C. Cooper, Senior Managing
Director and General Counsel

CITADEL WELLINGTON PARTNERS L.P.

By:	Citadel Limited Partnership,
its General Partner

By:	GLB Partners, L.P.,
its General Partner

By:	Citadel Investment Group, L.L.C.,
its General Partner

By:	/s/ Adam C. Cooper

Adam C. Cooper, Senior Managing
Director and General Counsel

CITADEL WELLINGTON PARTNERS L.P. SE

By:	Citadel Limited Partnership,
its General Partner

By:	GLB Partners, L.P.,
its General Partner

By:	Citadel Investment Group, L.L.C.,
its General Partner

By:	/s/ Adam C. Cooper

Adam C. Cooper, Senior Managing
Director and General Counsel

CITADEL KENSINGTON GLOBAL STRATEGIES FUND LTD.

By:	Citadel Limited Partnership,
its Portfolio Manager

By:	GLB Partners, L.P.,
its General Partner

By:	Citadel Investment Group, L.L.C.,
its General Partner

By:	/s/ Adam C. Cooper

Adam C. Cooper, Senior Managing
Director and General Counsel

CITADEL DISTRESSED AND CREDIT OPPORTUNITY FUND LTD.

By:	Citadel Limited Partnership,
its Portfolio Manager

By:	GLB Partners, L.P.,
its General Partner

By:	Citadel Investment Group, L.L.C.,
its General Partner

By:	/s/ Adam C. Cooper

Adam C. Cooper, Senior Managing
Director and General Counsel

CITADEL JACKSON INVESTMENT FUND LTD.

By:	Citadel Limited Partnership,
its Portfolio Manager

By:	GLB Partners, L.P.,
its General Partner

By:	By: Citadel Investment Group, L.L.C.,
its General Partner

By:	/s/ Adam C. Cooper

Adam C. Cooper, Senior Managing
Director and General Counsel

CITADEL EQUITY FUND LTD.

By:	Citadel Limited Partnership,
its Portfolio Manager

By:	GLB Partners, L.P.,
its General Partner

By:	Citadel Investment Group, L.L.C.,
its General Partner

By:	/s/ Adam C. Cooper

Adam C. Cooper, Senior Managing
Director and General Counsel

CITADEL CREDIT TRADING LTD.

By:	Citadel Limited Partnership,
its Portfolio Manager

By:	GLB Partners, L.P.,
its General Partner

By:	Citadel Investment Group, L.L.C.,
its General Partner

By:	/s/ Adam C. Cooper

Adam C. Cooper, Senior Managing
Director and General Counsel

Kenneth Griffin

/s/ Adam C. Cooper

Signature

Adam C. Cooper/Attorney-in-Fact*

(Name/Title)

* Adam C. Cooper is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on November 19, 2002, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Form 3 for Metals USA, Inc.

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CITADEL INVESTMENT GROUP, L.L.C.

The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of Citadel Investment Group, L.L.C. (“CIG”) are set forth below. The business address of each director or officer set forth below business address is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603. Each occupation set forth opposite an individual’s name refers to CIG.

Name	Title and Present Principal Occupation	Citizenship

Kenneth Griffin	President and Chief Executive Officer	United States
Hank Uberoi	Chief Operating Officer	United States
Thomas Miglis	Chief Information Officer	United States
Gerald Beeson	Chief Financial Officer	United States

SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS OF CITADEL KENSINGTON GLOBAL STRATEGIES
FUND LTD.

The name, title, present principal occupation or employment, residence or business address and citizenship of each of the directors and executive officers of Citadel Kensington Global Strategies Fund, Ltd. (“CKGSF”) are set forth below.

Name and Citizenship	Title at CKGSF	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)

Nitin Aggarwal	Director, Chairman and Secretary	Independent consultant
United Kingdom		Seawatch
47 South Road
Southampton
SN01
Bermuda

Tonesan Amissah	Director	Partner
Ghana		Appleby, Spurling & Kempe
Canon’s Court
22 Victoria Street
Hamilton HM 12
Bermuda
(law firm)

Clarendon Hugh Masters	Director and Deputy Chairman	Independent consultant
Bermuda		P.O. Box HM 203
Hamilton HM AX
Bermuda

Judith Collis	Assistant Secretary	Partner
Bermuda		Appleby, Spurling & Kempe
Canon’s Court
22 Victoria Street
Hamilton HM 12
Bermuda
(law firm)

SCHEDULE C

DIRECTORS AND EXECUTIVE OFFICERS OF CITADEL DISTRESSED AND CREDIT
OPPORTUNITY FUND LTD.

The name, title, present principal occupation or employment, residence or business address and citizenship of each of the directors and executive officers of Citadel Distressed and Credit Opportunity Fund Ltd. (“CDCOF”) are set forth below.

Name and Citizenship	Title at CDCOF	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)

Nitin Aggarwal	Director, Chairman and Secretary	Independent consultant
United Kingdom		Seawatch
47 South Road
Southampton
SN01
Bermuda

Tonesan Amissah	Director	Partner
Ghana		Appleby, Spurling & Kempe
Canon’s Court
22 Victoria Street
Hamilton HM 12
Bermuda
(law firm)

Clarendon Hugh Masters	Director and Vice Chairman	Independent consultant
Bermuda		P.O. Box HM 203
Hamilton HM AX
Bermuda

Charles Jennings	Assistant Secretary	Partner
United Kingdom		Maples and Calder
Ugland House
PO Box 309
George Town
Grand Cayman, Cayman Islands
British West Indies
(law firm)

SCHEDULE D

DIRECTORS AND EXECUTIVE OFFICERS OF CITADEL JACKSON INVESTMENT FUND LTD.

The name, title, present principal occupation or employment, residence or business address and citizenship of each of the directors and executive officers of Citadel Jackson Investment Fund Ltd. (“CJIF”) are set forth below.

Name and Citizenship	Title at CJIF	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)

Nitin Aggarwal	Director and Secretary	Independent consultant
United Kingdom		Seawatch
47 South Road
Southampton
SN01
Bermuda

Clarendon Hugh Masters	Director	Independent consultant
Bermuda		P.O. Box HM 203
Hamilton HM AX
Bermuda

Robin Bedford	Director	President
United Kingdom		Dundee Leeds Management Services
Ltd.
129 Front Street
Hamilton HM 12
Bermuda
(business services)

Charles Jennings	Assistant Secretary	Partner
United Kingdom		Maples and Calder
Ugland House
PO Box 309
George Town
Grand Cayman, Cayman Islands
British West Indies
(law firm)

SCHEDULE E

DIRECTORS AND EXECUTIVE OFFICERS OF CITADEL EQUITY FUND LTD.

The name, title, present principal occupation or employment, residence or business address and citizenship of each of the directors and executive officers of Citadel Equity Fund, Ltd. (“CEF”) are set forth below.

Name and Citizenship	Title at CEF	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)

Nitin Aggarwal	Director, President and Secretary	Independent consultant
United Kingdom		Seawatch
47 South Road
Southampton
SN01
Bermuda

Adam C. Cooper	Director, Vice President and	Senior Managing Director and
United States	Assistant Secretary	General Counsel
Citadel Investment Group, L.L.C.
135 South Dearborn
Chicago, IL 60603

Robin Bedford	Director	President
United Kingdom		Dundee Leeds Management Services
Ltd.
129 Front Street
Hamilton HM 12
Bermuda
(business services)

SCHEDULE F

DIRECTORS AND EXECUTIVE OFFICERS OF CITADEL CREDIT TRADING LTD.

The name, title, present principal occupation or employment, residence or business address, and citizenship of each of the directors and executive officers of Citadel Credit Trading Ltd. (“CCT”) are set forth below.

Name and Citizenship	Title at CCT	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)

Nitin Aggarwal	Director, President and Secretary	Independent consultant
United Kingdom		Seawatch
47 South Road
Southampton
SN01
Bermuda

Adam C. Cooper	Director, Vice President and	Senior Managing Director and
United States	Assistant Secretary	General Counsel
Citadel Investment Group, L.L.C.
135 South Dearborn
Chicago, IL 60603

Robin Bedford	Director and Vice President	President
United Kingdom		Dundee Leeds Management Services
Ltd.
129 Front Street
Hamilton HM 12
Bermuda
(business services)